File No.82-34783



T&D Life Group

March 14, 2005





T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Taiyo Life Insurance Company
Katsuro Oishi, President

Missing papers with description of customer information of Taiyo Life

This is to inform you that customer information of Taiyo Life Insurance Company, a subsidiary of T&D Holdings, Inc., have been lost during a recent delivery between two companies to whom we have outsourced operations. A summary of the incident is as follows.

Taiyo Life has entrusted Toppan Forms Co., Ltd. and Teisoh Co., Ltd., with the preparation and delivery of the notifications to policyholders, on the contract terms of individual annuity insurance, and some of them were lost during a recent delivery between them in Tokyo. These notifications contained the personal information of 814 customers of Taiyo Life's Hamamatsu Branch.

Taiyo Life, Toppan Forms, and Teisoh, have been investigating the incident and locating these notifications, but they have not found as of March 14. No abuse of the missing information has been confirmed.

All 814 customers have been identified. Taiyo Life is providing explanations of the incident directly to them, extending our apology.

Taiyo Life takes this situation very seriously, and apologizes deeply for the inconvenience caused to customers and other parties concerned.

We are committed to increasing our efforts to ensure that control and instructions for our companies, and for companies to which we outsource operations, will prevent recurrences of similar incidents in the future, and to secure customer information.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

File No.82-34783


T&D
T&D Life Group

March 31, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

T&D Financial Life Insurance Company
Osamu Mizuyama, President

T&D Financial Life to Set Aside Additional Policy Reserve for Variable Annuities

As already noted as a possibility in the financial summary for the nine months ended December 31, 2004, this is to inform you of additional reserves to be set aside for variable annuities by T&D Financial Life, a subsidiary of T&D Holdings.

On October 22, 2004, the Financial Services Agency issued a "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guaranty Risks for Variable Annuity Insurance, etc." In advance of its enforcement, T&D Financial Life will set aside additional reserves equivalent to 8 billion yen for variable annuities outstanding as of March 31, 2005.

According to this Cabinet Office regulation, it is mandatory to set aside reserves for variable annuity policies contracted as of fiscal 2005, which begins on April 1, 2005. T&D Financial Life sells variable annuities as its core products, and so it will set aside reserves before the enactment of that regulation for all variable annuities, including those of existing policies, which are not mandatory, to enhance its financial soundness and to effectively control minimum guarantee risks.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp